

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Brian Coleman
Chief Financial Officer
Clear Channel Outdoor Holdings, Inc.
4830 North Loop 1604 West, Suite 111
San Antonio, TX 78249

  Re: Clear Channel Outdoor Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2019
    Filed February 27, 2020
    File No. 001-32663

Dear Mr. Coleman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services